UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-31560

Seagate Technology*

(Exact name of registrant as specified in its charter)

P.O. Box 309, Ugland House,

Grand Cayman KY1-1104, Cayman Islands

(345) 949-8066

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, par value $0.00001per share

(Title of each class of securities covered by this Form)

None*

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Shares, par value $0.00001 per share: 1

Explanatory Note

*This Form 15 relates solely to the reporting obligations of Seagate Technology which is a wholly owned subsidiary of Seagate Technology Public Limited Company under the Securities Exchange Act of 1934 (the “Exchange Act”), and does not affect the reporting obligations of Seagate Technology Public Limited Company under the Exchange Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, Seagate Technology has caused this certification/notice to be signed and filed on its behalf by the undersigned duly authorized person.

SEAGATE TECHNOLOGY

Date:	July 15, 2010	By:	/s/ PATRICK J. O’MALLEY
		Name:	Patrick J. O’Malley
		Title:	Executive Vice President and Chief Financial Officer